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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STERLING FINANCIAL CORPORATION

(Name of Issuer)

$5.00 par value Common Stock

(Title of Class of Securities)

859317 10 9

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 859317 10 9			Page 2 of 4 Pages

1.	Name of Reporting Person: Sterling Financial Corporation Employees’ 401(k) Retirement Plan Federal ID # 23-3085557		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,101,653

		7.	Sole Dispositive Power: 1,101,653

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,653

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.77%

12.	Type of Reporting Person: EP

SCHEDULE 13G/A
STERLING FINANCIAL CORPORATION

Page 3 of 4 Pages

Item 1 (a)	Name of Issuer: Sterling Financial Corporation

Item 1 (b)	Address of Issuer’s Principal Executive Office:

101 North Pointe Boulevard
Lancaster, PA 17601-4133

Item 2 (a)	Name of Person Filing:

Sterling Financial Corporation
Employees’ 401(k) Retirement Plan

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

101 North Pointe Boulevard
Lancaster, PA 17601-4133

Item 2 (c)	Citizenship: Pennsylvania

Item 2 (d)	Title of Class of Securities: $5.00 par value Common Stock

Item 2 (e)	CUSIP Number: 859317 10 9

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:
(f) [X] An employee benefit plan or endowment fund in accordance with paragraph 240.13d-1(b)(1)(ii)(F);

Item 4	Ownership:

(a)	Amount Beneficially Owned: 1,101,653

(b)	Percent of Class: 4.77%

(c)	Number of shares as to which such person has:

  (i) sole power to vote or to direct the vote:                                                            0
 (ii) shared power to vote or to direct the vote:                                         1,101,653
(iii) sole power to dispose or to direct the disposition of:                       1,101,653
(iv) shared power to dispose or to direct the disposition of:                                0

Item 5	Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Page 4 of 4 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sterling Financial Corporation Employees’ 401(k) Retirement Plan
Date: February 11, 2005	BY:	/s/ J. Roger Moyer, Jr.
J. Roger Moyer, Jr.
President and Chief Executive Officer